Manor Park Securities LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2020

	OMB APPROVAL
	OMB Number: 3235-0123
	Expires: October 31, 2023
	Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

FACING PAGE

SEC FILE NUMBER
8-69400

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Manor Park Securities LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Park Avenue, Suite 2500
(No. and Street)

New York   NY   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shari Rothenberg   (908) 743-1307
                                                  (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC
(Name - if individual, state last, first, middle name)

97 Froehlich Farm Blvd.   Woodbury   NY   11797
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

Manor Park Securities LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Independent Auditors' Report.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[ ]   Statement of Operations.

[ ]   Statement of Changes in Member's Equity.

[ ]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ]   Independent Auditors' Report Regarding Rule 15c3-3 exemption

[ ]   Rule 15c3-3 Exemption Report**

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).





AFFIRMATION

I, Bradford Burkett, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Manor Park Securities LLC at December 31, 2020, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Senior Managing Director
Title

Subscribed and sworn
to before me

Feb 15, 2021

KAREN M. CHAMBERS
NOTARY PUBLIC, State of New York
NO. 01CH5066138
Qualified in Suffolk County
Commission Expires September 23, 20 22



RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Manor Park Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Manor Park Securities LLC (the "Company") (a limited liability company), as of December 31, 2020, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Manor Park Securities LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016

Woodbury, New York
February 15, 2021

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Manor Park Securities LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	412,244
Prepaid expenses		32,286
Total asssets	$	444,530
Liabilities and Members' Equity		
Liabilities		
Accounts payable	$	64,275
Members' Equity		380,255
Total liabilities and members' equity	$	444,530

The accompanying notes are an integral part of this financial statement.

1.   **Organization and Nature of Business**

Manor Park Securities LLC, a New York limited liability company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business provides a range of advisory services in connection with mergers, acquisitions, capital raising and certain other corporate finance matters to clients in the healthcare and technology industries, including corporations, limited liability companies, partnerships, institutions, and high net worth individuals. The Company focuses on advising on solutions for clients' complex financial concerns, providing advice to senior management, boards of directors and business owners and institutions in transactions that typically are of significant strategic and financial importance to them. In connection therewith, the Company engages in private placements, mergers and acquisitions and advisory services.

The Company will raise equity and debt or other forms of capital for its healthcare and technology clients through private placements with institutions including, but not limited to, corporate investors, private equity funds, venture capital funds, family offices, and high net worth individuals.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk
All cash deposits are held by one financial institution and, therefore, are subject to the credit risk at the financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Fair Value of Financial Instruments
The Company's financial instruments consist of cash and accounts payable. The fair value of cash is based upon the bank balance at December 31, 2020. The fair value of accounts payable is estimated by management to approximate their carrying value at December 31, 2020.

Income Taxes
The Company is a limited liability company and is treated as a partnership for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

The Company is subject to New York City Unincorporated Business Tax for which it provides for income taxes and the related accounts under the asset and liability method. During 2020, no income is allocable to New York City and accordingly, no provision for income taxes is reflected in the financial statement.

2.   Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

Employee Benefits

The Company maintains a Simplified Employee Pension (SEP) plan for eligible employees. For the year ended December 31, 2020, the Company accrued $63,600 as a contribution to be made to the SEP.

3.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15C3-1 (the "Rule") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of approximately $412,000 which was approximately $407,000 in excess of its required net capital of $5,000.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

4.   Related Party

The Company paid Match Point Advisory Services, LLC, a related party under an expense sharing agreement in 2020

5.   COVID-19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

6.   **New Accounting Pronouncement**

In June 2016, the FASB issued ASU 2016-13, Accounting for Financial Instruments – Credit Losses (Topic 326).   ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts.   Previously, GAAP required an "incurred loss" methodology that delays recognition until it is probable a loss has been incurred.   Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.   The income statement reflects the measurement of credit losses for newly recognize financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period.   This provision of the guidance required a modified retrospective transition method with a cumulative-effect adjustment in retained earnings upon adoption.   This guidance became effective for the Company on January 1, 2020, and the Company adopted this guidance on that date.   The impact of this guidance was not material to the Company.

7.   **Subsequent Events**

Management of the Company has evaluated subsequent events or transactions that may have occurred through February 15, 2021, the date the financial statements were available to be issued, and determined there are no subsequent events that would require additional recognition or disclosure in the Company's financial statements